                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF OCTOBER, 2001

                      GALEN HOLDINGS PUBLIC LIMITED COMPANY
               (EXACT NAME OF REGISTRANT SPECIFIED IN ITS CHARTER)

                            SEAGOE INDUSTRIAL ESTATE
                                    CRAIGAVON
                                    BT63 5UA
                                 UNITED KINGDOM
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F  X  Form 40-F
                ---          ---

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes      No X
         ---     ---

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

                SCHEDULE OF INFORMATION CONTAINED IN THIS REPORT

Notification to the London Stock Exchange and Irish Stock Exchange concerning the purchase of ordinary shares by Galen Trustees Limited, as trustee of the Galen Holdings PLC Employee Benefit Trust.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  GALEN HOLDINGS PUBLIC LIMITED COMPANY



                                  By:   /s/  Anthony D. Bruno
                                     ------------------------------
                                      Name:  Anthony D. Bruno
                                      Title: Sr. Vice President, General Counsel
                                               and Corporate Development



Date: October 18, 2001

                              DIRECTORS' INTERESTS



Galen Trustees Limited, as trustee of the Galen Holdings PLC Employee Benefit Trust (the "Trust") purchased 150000 ordinary shares in the Company at a price of L5.525 per share on 27 September 2001.

The Company was advised of this transaction on 1 October 2001.

The Trust is a discretionary trust of which all employees and former employees of Galen Holdings PLC and its subsidiaries are potential beneficiaries. Three of the Company's directors, (John King, Geoffrey Elliott and Alan Armstrong) are therefore interested in the shares held in the Trust from time to time in the same way as other employees and former employees of Galen Holdings PLC and its subsidiaries.